SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 1 December 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       X        Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major subsidiaries of the company in securities of Sasol Limited dated 7 November 2005 to
18 November 2005
1. 7 November 2005
2. 9 November 2005
3. 18 November 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY THE SASOL LIMITED COMPANY SECRETARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by the Company Secretary of the Company:
Name
N L Joubert
Office held
Company Secretary
Company
Sasol Limited
Date transaction effected
4 November 2005
Option offer date
29 October 1999
Option offer price
R42,30
Exercise date
4 November 2005
Exercise price
R218,00
Selling price per share
R217,44
Number of shares
6 700
Total value
R1 456 848
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
7 November 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company") by a director of a major subsidiary of the
Company:
Name
T Bates
Office held
Director of Sasol
Synfuels (Pty) Limited
Company
Sasol Limited
Date transaction effected
7 November 2005
Selling price per share
R220,00
Number of shares
5 000
Total value
R1 100 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
9 November 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by a director of a major subsidiary of the
Company:
Name
C F Rademan
Office held
Director of Sasol
Synfuels (Pty) Limited
Company
Sasol Limited
Date transaction effected
18 November 2005
Option offer date
29 October 1999
Option offer price
R42,30
Exercise date
12 November 1999
Exercise price
R41,90
Selling price per share
R227,50
Number of shares
1 000
Total value
R227 500
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
18 November 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 1 December 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary